EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FCStone Group, Inc.:

We consent to the use of our report dated November 18, 2005, except for note 2, as to which the date is May 25, 2006, with respect to the consolidated statements of financial position of FCStone Group, Inc. as of August 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2005, and all related financial statement schedules, which report is included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

As described in note 2 to the consolidated financial statements, the consolidated financial statements, and the related financial statement schedules as of and for the year ended August 31, 2005, have been restated.

/s/ KPMG LLP

Des Moines, Iowa

October 12, 2006